

July 7, 2011

Via E-mail
Nigel Travis
Chief Executive Officer
Dunkin' Brands Group, Inc.
130 Royall Street
Canton, MA 02021

> **Re: Dunkin' Brands Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 23, 2011**
> **File No. 333-173898**

Dear Mr. Travis:

We have received your response to our prior comment letter to you dated June 21, 2011 and have the following additional comments.

The Reclassification, page 34

1. Please revise your filing to provide a detailed calculation of both the $41.7516 base amount and $38.588 preference amount for your Class L Common Stock.

2. We note your response to our prior comment number 18. As requested in our prior comment, please revise your earnings per share and all related disclosures throughout the registration statement to give effect to the reverse stock split and the related reclassification of your Class A common shares. Refer to the guidance outlined in ASC 260-10-55-12 and SAB Topic 4:C.

3. With regards to the summary sensitivity analysis provided at the bottom of page 34, please revise to provide a cross reference to the corresponding calculation of outstanding shares and the related full sensitivity analysis.

Dilution, page 39

4. Please revise the disclosures included on page 40 to explain how the number of shares purchased by existing stockholders of 110,274,076 disclosed in the table on page 40 was calculated or determined.

Unaudited Pro Forma Condensed Consolidated Balance Sheet March 26, 2011, page 46

Adjustments related to the offering, page 47

5. With respect to the additional $4 million of compensation expense noted in adjustment (7)(c), please consider revising your disclosures to clarify that the $4 million is based on a $.95 per share weighted average grant date fair value for the Tranche 3 restricted shares.

Unaudited Pro Forma Consolidated Statements of Operations, Fiscal Year Ended December 25, 2010, page 49

6. With regard to the sensitivity analysis to be provided on page 52, please tell us whether the calculation of the conversion factor is also adjusted by changes to the offering expenses at each price range. If so, please include a note to the table which indicates that the conversion factor is also impacted by changes in the offering expenses at each price range and explain how offering expenses will change at each price range.

Experts, page 168

7. We note your response to prior comment one and the filed consent by The NPD Group, Inc. Please revise to include The NPD Group, Inc. as an expert or advise.

Independent Auditors Report with respect to the financial statements of BR Korea CO., LTD

8. We note that the report of the independent auditor for BR Korea CO. LTD contains an explanatory paragraph indicating that the report is effective as of April 29, 2011, the auditors' report date, and that certain subsequent events or circumstances may have occurred between the auditors' report date and the time the auditors' report is read. We also note the disclosure indicating that such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors' report. Please note that such disclosure or scope limitations with respect to the report of the independent auditor are not considered appropriate or in accordance with the guidance outlined in SAB Topic 1:E:2. Please revise the report of the independent auditor for BR Korea CO. LTD to eliminate this disclosure.

You may contact Juan Migone at (202) 551-3312 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel